Please Reply to Las Vegas Office

Writer's email: kstein@nevadafirm.com

December 18, 2015

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn: Daniel Porco

RE:	Capital Art, Inc. Form 10-12G Filed February 10, 2015 File No. 000-55370

Dear Mr. Porco:

Thank you for your letter of December 16, 2015.  As discussed earlier, based on the amount of work, and the holidays, we would request an additional ten (10) business days from the current ten (10) day deadline of December 31, 2015 (including the Christmas holiday), to respond, which would be January 15, 2016 (including the New Year holiday). Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter promptly.

Very truly yours,

HOLLEY DRIGGS WALCH
FINE WRAY PUZEY & THOMPSON

/s/ Kimberly P. Stein

Kimberly P. Stein

cc: Client

KPS: